

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Jamere Jackson
Chief Financial Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for the Year Ended August 29, 2020**
> **File No. 001-10714**
> **Filed October 26, 2020**

Dear Mr. Jackson:

We have reviewed your March 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

<u>Form 10-K for the Fiscal Year Ended August 29, 2020</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Reconciliation of Non-GAAP Financial Measures: Adjusted After-tax ROIC and Adjusted Debt</u>
<u>to EBITDAR, page 38</u>

1. We note your response to our prior comment #1. We understand that the "excess cash" arose as a result of unique circumstances related COVID-19. We further note your belief that in post-pandemic periods you do not expect to maintain excess cash and therefore do not expect to present debt or average debt, net of excess cash or average excess cash, respectively. However, it is not appropriate to present and label your amounts as "debt" and "average debt" with titles that are similar to GAAP titles. If you present these measures in future filings, please revise your disclosure accordingly. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K for further guidance.

Jamere Jackson
AutoZone, Inc.
May 7, 2021
Page 2

   You may contact Amy Geddes at 202-551-3304 or Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters, or any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services